Mr Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:                               Xyratex Ltd.

Form 20-F for the Fiscal Year Ended November 30, 2009

Filed February 23, 2010

Form 6-K Filed July 15, 2010

File No. 000-50799

August 17, 2010

Dear Mr Gilmore

Thank you for your letter dated July 27, 2010 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended November 30, 2009 (the “2009 Form 20-F”) of Xyratex Ltd. (“Xyratex”) (File Number 000-50799).

Further to my letter dated August 10, 2010, and as discussed today by telephone with Christine Davis, in order to formulate a proper reply to the Staff comments it is necessary to have detailed discussions with certain members of our team who have been on vacation this month. We therefore respectfully request a further 30-day extension to respond to the above-mentioned letter.

We are available to discuss the foregoing with you at your convenience.  If you have any questions regarding the foregoing, do not hesitate to contact me on 011 44 2392 496331.

Respectfully submitted,

Richard Pearce

Chief Financial Officer

Xyratex Ltd